

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

<u>Via E-mail</u>
David M. Kirchheimer
Chief Financial Officer
Oaktree Capital Group, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

   Re: Oaktree Capital Group, LLC
     Form 10-K for Fiscal Year Ended December 31, 2012
     Filed March 14, 2013 and Amended April 8, 2013
     File No. 001-35500

Dear Mr. Kirchheimer:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Hugh West

       Hugh West
       Accounting Branch Chief